March 23, 2023

CONFIDENTIAL

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Soho House & Co Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

586001 109

(CUSIP Number)

David S. Thomas, Esq.

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

Phone: (212) 902-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 586001 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,737,960
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,737,960

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,737,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%*
14	TYPE OF REPORTING PERSON (See Instructions) HC-CO

*

All calculations of percentage ownership in this Schedule 13D (as defined below) with respect to the Reporting Persons are based upon a total of 54,039,610 shares of Class A Common Stock, par value $0.01 per share (the “Common Stock”), of Soho House & Co Inc. (the “Issuer”), outstanding as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 8, 2023 pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

CUSIP No. 586001 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goldman Sachs & Co. LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,737,960
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,737,960

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,737,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 586001 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) West Street Strategic Solutions Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,682,004
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,682,004

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,682,004
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 586001 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) West Street Strategic Solutions Fund I-(C), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 558,307
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 558,307

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 558,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 586001 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WSSS Investments W, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,994,784
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,994,784

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,994,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 586001 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WSSS Investments X, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 263,420
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 263,420

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 263,420
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 586001 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WSSS Investments I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 296,103
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 296,103

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,103
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 586001 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WSSS Investments U, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 316,507
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 316,507

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 316,507
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 586001 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Broad Street Principal Investments, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,140,310
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,140,310

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,140,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 586001 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) West Street CT Private Credit Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 275,184
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 275,184

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the Statement on Schedule 13D originally filed jointly by the Reporting Persons on December 23, 2021 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.

This Amendment is being filed to reflect a change in beneficial ownership as a result of a decrease in the number of outstanding shares of Common Stock as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 8, 2023.

Item 2.	Identity and Background

This Amendment amends Item 2 of the Original Schedule 13D by replacing in their entirety Schedules I, II-A, II-B and III, incorporated therein by reference, with Schedules I, II-A, II-B and III hereto, respectively, which Schedules I, II-A II-B and III are incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Considerations

This Amendment amends and restates the fourth paragraph of Item 3 of the Original Schedule 13D in its entirety as set forth below:

All transactions disclosed in Schedule IV hereto were effected by Goldman Sachs & Co. LLC in connection with basket transactions that included the Issuer’s Common Stock in the ordinary course of business.

Item 5.	Interest in Securities of the Issuer

This Amendment amends Item 5 of the Original Schedule 13D by replacing in their entirety Schedules I, II-A, II-B and IV, incorporated therein by reference, with Schedules I, II-A, II-B and IV hereto, respectively, which Schedules I, II-A II-B and IV are incorporated herein by reference.

This Amendment amends and restates the first paragraph of Items 5(a) and 5(b) of the Original Schedule 13D in their entirety as set forth below:

(a) – (b)

The following table sets forth, as of March 24, 2023, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of such date. The information below is based upon a total of 54,039,610 shares Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 8, 2023 pursuant to Section 13 or 15(d) of the Exchange Act.

Reporting Person	Amount beneficially owned	Percent of Class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
The Goldman Sachs Group, Inc.	15,737,960	29.1%	0	15,737,960	0	15,737,960
Goldman Sachs & Co. LLC	15,737,960	29.1%	0	15,737,960	0	15,737,960
Broad Street Principal Investments, L.L.C.	1,140,310	2.1%	0	1,140,310	0	1,140,310
West Street Strategic Solutions Fund I, L.P.	5,682,004	10.5%	0	5,682,004	0	5,682,004
West Street Strategic Solutions Fund I-(C), L.P.	558,307	1.0%	0	558,307	0	558,307
WSSS Investments W, LLC	6,994,784	12.9%	0	6,994,784	0	6,994,784
WSSS Investments X, LLC	263,420	0.5%	0	263,420	0	263,420
WSSS Investments I, LLC	296,103	0.5%	0	296,103	0	296,103
WSSS Investments U, LLC	316,507	0.6%	0	316,507	0	316,507
West Street CT Private Credit Partnership, L.P.	275,184	0.5%	0	275,184	0	275,184

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of March 27, 2023.

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GOLDMAN SACHS & CO. LLC

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WEST STREET STRATEGIC SOLUTIONS FUND I, L.P.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WEST STREET STRATEGIC SOLUTIONS FUND I-(C), L.P.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WSSS INVESTMENTS W, LLC

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WSSS INVESTMENTS X, LLC

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WSSS INVESTMENTS I, LLC

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WSSS INVESTMENTS U, LLC

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WEST STREET CT PRIVATE CREDIT PARTNERSHIP, L.P.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

SCHEDULE I

The name of each director and executive officer of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Lakshmi N. Mittal, who is a citizen of India, and Mark O. Winkelman, who is a citizen of the Netherlands. Philip R. Berlinski is also a citizen of Belgium and the United Kingdom, and Adebayo O. Ogunlesi is also a citizen of Nigeria. The present principal occupation or employment of each of the listed persons is set forth below.

NAME	PRESENT PRINCIPAL OCCUPATION

David M. Solomon	Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.

Philip R. Berlinski	Global Treasurer of The Goldman Sachs Group, Inc.

M. Michele Burns	Former Chairman and Chief Executive Officer, Mercer LLC; Former Chief Financial Officer of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.

Dennis P. Coleman III	Chief Financial Officer of The Goldman Sachs Group, Inc.

Drew G. Faust	Professor and Former President of Harvard University

Mark A. Flaherty	Former Vice Chairman, Wellington Management Company

Sheara J. Fredman	Chief Accounting Officer of The Goldman Sachs Group, Inc.

Kimberley D. Harris	Executive Vice President of Comcast Corporation; Executive Vice President and General Counsel of NBCUniversal

Kevin Johnson	Former President and Chief Executive Officer, Starbucks Corporation

Ellen J. Kullman	Executive Chair, Carbon, Inc.

Brian J. Lee	Chief Risk Officer of The Goldman Sachs Group, Inc.

Lakshmi N. Mittal	Executive Chairman of ArcelorMittal S.A.

Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners

Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.

John F.W. Rogers	Executive Vice President of The Goldman Sachs Group, Inc.

Kathryn H. Ruemmler	Chief Legal Officer and General Counsel of The Goldman Sachs Group, Inc.

Ericka T. Leslie	Chief Administrative Officer of The Goldman Sachs Group, Inc.

Jan E. Tighe	Former Vice Admiral, United States Navy

Jessica R. Uhl	Chief Financial Officer of Shell plc

David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.

John E. Waldron	President and Chief Operating Officer of The Goldman Sachs Group, Inc.

Mark O. Winkelman	Private Investor

SCHEDULE II-A

The name and principal occupation of each member of the Goldman Sachs Asset Management Private Credit Investment Committee, which exercises the authority of Goldman Sachs & Co. LLC in managing BSPI and each of the GS Funds.

The business address for each member listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of James Reynolds and Edward Forbes is Plumtree Court, 25 Shoe Lane, London EC4A 4AU, England. The business address of David Miller and Greg Watts is 11605 Haynes Bridge Rd. Suite 695, Alpharetta, GA 30009.

All members listed below are United States citizens, except as follows: James Reynolds is a citizen of France; Edward Forbes is a citizen of the United Kingdom; Beat Cabiallavetta is a citizen of Switzerland; and Nicole Agnew and Gregory Olafson are citizens of Canada.

NAME	PRESENT PRINCIPAL OCCUPATION

Richard A. Friedman	Managing Director of Goldman Sachs & Co. LLC

Julian Salisbury	Managing Director of Goldman Sachs & Co. LLC

Nicole Agnew	Managing Director of Goldman Sachs & Co. LLC

Beat Cabiallavetta	Managing Director of Goldman Sachs & Co. LLC

Alex Chi	Managing Director of Goldman Sachs & Co. LLC

Hristo D. Dimitrov	Managing Director of Goldman Sachs & Co. LLC

Keith Braun	Managing Director of Goldman Sachs & Co. LLC

Tamilla Ghodsi	Managing Director of Goldman Sachs & Co. LLC

Stephanie Rader	Managing Director of Goldman Sachs & Co. LLC

Greg Watts	Managing Director of Goldman Sachs & Co. LLC

Edward Forbes	Vice President of Goldman Sachs International

Wendy J. Gorman	Managing Director of Goldman Sachs & Co. LLC

Michael E. Koester	Managing Director of Goldman Sachs & Co. LLC

David Miller	Managing Director of Goldman Sachs & Co. LLC

Gregory Olafson	Managing Director of Goldman Sachs & Co. LLC

James Reynolds	Managing Director of Goldman Sachs International

Jason Schuman	Vice President of Goldman Sachs & Co. LLC

Erica Olsen	Vice President of Goldman Sachs & Co. LLC

SCHEDULE II-B

The name, position and present principal occupation of each executive officer of BSPI is set forth below.

The business address for all the executive officers listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of each of Joseph P. DiSabato, Jason Kreuziger and David Campbell is 555 California Street, San Francisco, CA 94104. The business address of each of Oksana Beard, David Bell, Justin Betzen, Katherine Bloom, Michael Dalton, Michael Watts, Christopher (Chance) Monroe, James Huckaby, Christopher Nelson, Clayton Wilmer and Daniel Farrar is 2001 Ross Avenue, Suite 2800, Dallas, TX 75201. The business address of Johanna Volpi is 30 Hudson Street, Jersey City, NJ 07302. The business address of each of David Miller, Taylor Mefford and Gregory Watts is 11605 Haynes Bridge Rd. Suite 695, Alpharetta, GA 30009. The business address of Ryan Flanagan is 8105 Irvine Center Dr #560, Irvine, CA 92618.

All executive officers listed below are United States citizens, except as follows: Cedric Lucas is a citizen of France; Adrian M. Jones is a citizen of Ireland; Anthony Arnold is a citizen of the United Kingdom; Beat Cabiallavetta is a citizen of Switzerland; Harsh Nanda is a citizen of India; David Campbell is a citizen of Australia; Nicole Agnew, Gregory Olafson, Chris Kojima and Sebastien Gagnon are citizens of Canada.

NAME	POSITION	PRESENT PRINCIPAL OCCUPATION
Richard A. Friedman	President	Managing Director of Goldman Sachs & Co. LLC
Nicole Agnew	Vice President	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Vice President	Managing Director of Goldman Sachs & Co. LLC
Alex Chi	Vice President	Managing Director of Goldman Sachs & Co. LLC
Darren Cohen	Vice President	Managing Director of Goldman Sachs & Co. LLC
Joseph P. DiSabato	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jeffrey M. Fine	Vice President	Managing Director of Goldman Sachs & Co. LLC
Bradley J. Gross	Vice President	Managing Director of Goldman Sachs & Co. LLC
Adrian M. Jones	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael E. Koester	Vice President	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Vice President	Managing Director of Goldman Sachs & Co. LLC
David Miller	Vice President	Managing Director of Goldman Sachs & Co. LLC
Hillel Moerman	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jo Natauri	Vice President	Managing Director of Goldman Sachs & Co. LLC
Gregory Olafson	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kenneth Pontarelli	Vice President	Managing Director of Goldman Sachs & Co. LLC
Laurie E. Schmidt	Vice President & Treasurer	Managing Director of Goldman Sachs & Co. LLC
Leonard Seevers	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael Ungari	Vice President	Managing Director of Goldman Sachs & Co. LLC
Vikas Agrawal	Vice President	Managing Director of Goldman Sachs & Co. LLC
Daniel Alger	Vice President	Managing Director of Goldman Sachs & Co. LLC
Patrick Armstrong	Vice President	Managing Director of Goldman Sachs & Co. LLC
Oksana Beard	Vice President	Managing Director of Goldman Sachs & Co. LLC
Lee Becker	Vice President	Managing Director of Goldman Sachs & Co. LLC
David Bell	Vice President	Managing Director of Goldman Sachs & Co. LLC
Allison Beller	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jeffrey Bernstein	Vice President	Managing Director of Goldman Sachs & Co. LLC
Justin Betzen	Vice President	Managing Director of Goldman Sachs & Co. LLC
Katherine Bloom	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jeff Boyd	Vice President	Managing Director of Goldman Sachs & Co. LLC
Steven Budig	Vice President	Managing Director of Goldman Sachs & Co. LLC
Beat Cabiallavetta	Vice President	Managing Director of Goldman Sachs & Co. LLC
David Campbell	Vice President	Managing Director of Goldman Sachs & Co. LLC
Omar Chaudhary	Vice President	Managing Director of Goldman Sachs & Co. LLC
Alexander Cheek	Vice President	Managing Director of Goldman Sachs & Co. LLC

William Chen	Vice President	Managing Director of Goldman Sachs & Co. LLC

Michael Dalton	Vice President	Managing Director of Goldman Sachs & Co. LLC

Dirk Degenaars	Vice President	Managing Director of Goldman Sachs & Co. LLC

Johanna Diaz	Vice President	Managing Director of Goldman Sachs & Co. LLC

Terence Doherty	Vice President	Managing Director of Goldman Sachs & Co. LLC

Ryan Flanagan	Vice President	Managing Director of Goldman Sachs & Co. LLC

Sebastien Gagnon	Vice President	Managing Director of Goldman Sachs & Co. LLC

Philip Grovit	Vice President	Managing Director of Goldman Sachs & Co. LLC

Ashwin Gupta	Vice President	Managing Director of Goldman Sachs & Co. LLC

James Huckaby	Vice President	Managing Director of Goldman Sachs & Co. LLC

Jonathan Hunt	Vice President	Managing Director of Goldman Sachs & Co. LLC

Christopher Kojima	Vice President	Managing Director of Goldman Sachs & Co. LLC

Jason Kreuziger	Vice President	Managing Director of Goldman Sachs & Co. LLC

Lee Levy	Vice President	Managing Director of Goldman Sachs & Co. LLC

Christina Sun Li	Vice President	Managing Director of Goldman Sachs & Co. LLC

Cedric Lucas	Vice President	Managing Director of Goldman Sachs & Co. LLC

Taylor Mefford	Vice President	Managing Director of Goldman Sachs & Co. LLC

Christopher Monroe	Vice President	Managing Director of Goldman Sachs & Co. LLC

Antoine Munfa	Vice President	Managing Director of Goldman Sachs & Co. LLC

Harsh Nanda	Vice President	Managing Director of Goldman Sachs & Co. LLC

Christopher Nelson	Vice President	Managing Director of Goldman Sachs & Co. LLC

Jeff Possick	Vice President	Managing Director of Goldman Sachs & Co. LLC

Andrew Rhee	Vice President	Managing Director of Goldman Sachs & Co. LLC

Brady Schuck	Vice President	Managing Director of Goldman Sachs & Co. LLC

Cleaver Sower	Vice President	Managing Director of Goldman Sachs & Co. LLC

Gabriella Skirnick	Vice President	Managing Director of Goldman Sachs & Co. LLC

Sherry Wang	Vice President	Managing Director of Goldman Sachs & Co. LLC

Gregory Watts	Vice President	Managing Director of Goldman Sachs & Co. LLC

Letitia Webster	Vice President	Managing Director of Goldman Sachs & Co. LLC

Mark Wetzel	Vice President	Managing Director of Goldman Sachs & Co. LLC

Andrew White	Vice President	Managing Director of Goldman Sachs & Co. LLC

William Y. Eng	Vice President	Vice President of Goldman Sachs & Co. LLC

Scott Kilpatrick	Vice President	Vice President of Goldman Sachs & Co. LLC

Michael Watts	Vice President	Managing Director of Goldman Sachs & Co. LLC

Clayton Wilmer	Vice President	Managing Director of Goldman Sachs & Co. LLC

Carey Ziegler	Vice President & Secretary	Managing Director of Goldman Sachs & Co. LLC

David Thomas	Vice President, Assistant Secretary & Assistant General Counsel	Managing Director of Goldman Sachs & Co. LLC

Getty Chin	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC

Daniel Farrar	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC

Kirsten Frivold Imohiosen	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC

Larry Kleinman	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC

Harvey Shapiro	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC

Johanna Volpi	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC

SCHEDULE III

On October 22, 2020, The Goldman Sachs Group, Inc. (“GS Group”) entered into an order instituting cease and desist proceedings with the SEC, which alleged GS Group failed to reasonably maintain a sufficient system of internal accounting controls between 2012 and 2015 with respect to the process by which it reviewed and approved the commitment of firm capital in large, significant and complex transitions, such as the three bond offerings for 1Malaysia Development Berhad (“1MDB”), and that documentation prepared in connection with the 1MDB transactions did not accurately reflect certain aspects of the bond offerings, including the involvement of a third party intermediary in the offerings. GS Group has paid a civil money penalty in the amount of $400,000,000 and disgorgement of $606,300,000.

On September 27, 2022, the SEC entered an order in which it settled charges against Goldman Sachs & Co. LLC (“GS & Co.”) for violating certain recordkeeping and supervisory provisions of the Securities Exchange Act of 1934 by failing to maintain or preserve certain written business communications that were conducted on unapproved communication methods and failing to implement its policies and procedures that prohibit such communications. GS & Co. has paid a civil monetary penalty in the amount of $125,000,000 to the SEC in connection with these charges. Also on September 27, 2022, the Commodity Futures Trading Commission (the “CFTC”) issued an order filing and settling charges with GS & Co. for failing to maintain, preserve or produce records that were required to be kept under CFTC recordkeeping requirements and failing to diligently supervise matters related to its business as a CFTC registrant. GS & Co. has paid a civil monetary penalty of $75,000,000 to the CFTC.

SCHEDULE IV

All transactions disclosed in this Schedule IV were effected by Goldman Sachs & Co. LLC as part of basket transactions that included the Issuer’s Common Stock in the ordinary course of business. The transactions were for cash and effected in open market transactions on the NYSE.

Trade Date	Buy/Sell	Quantity	Price
1/31/2023	B	85	$5.3010
1/31/2023	S	748	$5.3000
1/31/2023	B	663	$5.3010
2/1/2023	B	100	$5.4200
2/1/2023	B	167	$5.3000
2/1/2023	B	404	$5.4114
2/10/2023	B	1	$6.1300
2/27/2023	B	91	$6.3600
2/28/2023	B	915	$6.6905
2/28/2023	B	310	$6.6900
2/28/2023	S	1577	$6.6900
2/28/2023	B	2	$6.2700
2/28/2023	B	662	$6.6919
3/7/2023	S	7	$6.2400
3/7/2023	S	3	$6.2800
3/7/2023	S	7	$6.4400
3/7/2023	S	7	$6.2400
3/7/2023	S	12	$6.2500
3/7/2023	S	7	$6.2400
3/7/2023	S	7	$6.1800
3/7/2023	S	7	$6.2900
3/7/2023	S	7	$6.2200
3/7/2023	S	3	$6.3100
3/7/2023	S	1	$6.2900
3/7/2023	S	10	$6.1700
3/7/2023	S	1	$6.2200
3/7/2023	S	1	$6.1800
3/7/2023	S	4	$6.4300
3/7/2023	S	7	$6.2700
3/7/2023	S	2	$6.2500
3/7/2023	S	2	$6.2900
3/7/2023	S	11	$6.3000
3/7/2023	S	9	$6.1500
3/7/2023	S	3	$6.1800
3/13/2023	B	21	$6.4200
3/15/2023	S	50	$5.9900
3/15/2023	S	2	$5.8200
3/15/2023	S	8	$5.8150
3/15/2023	S	25	$5.9800
3/15/2023	S	5	$5.8200
3/15/2023	S	50	$5.9300
3/15/2023	S	25	$5.9000
3/15/2023	S	25	$5.8900
3/15/2023	S	42	$6.0300
3/15/2023	S	25	$6.0700
3/15/2023	S	25	$5.9700
3/15/2023	S	75	$5.9467
3/15/2023	S	109	$6.0260
3/15/2023	S	50	$5.8900
3/15/2023	S	2	$5.8400
3/15/2023	S	16	$5.8050
3/15/2023	S	28	$6.0300
3/15/2023	S	50	$5.9150
3/15/2023	S	100	$5.8450

Trade Date	Buy/Sell	Quantity	Price
3/15/2023	S	112	$5.8457
3/15/2023	S	28	$6.0600
3/15/2023	S	50	$5.9900
3/16/2023	S	181	$6.1387
3/16/2023	S	51	$6.6019
3/16/2023	S	203	$6.6167
3/16/2023	S	100	$6.5000
3/16/2023	S	28	$6.6400
3/16/2023	S	50	$6.5950
3/16/2023	S	104	$6.6168
3/16/2023	S	129	$6.6227
3/16/2023	S	6	$6.6650
3/16/2023	S	31	$6.1926
3/16/2023	S	127	$6.5955
3/16/2023	S	27	$6.6300
3/16/2023	S	15	$6.1200
3/16/2023	S	28	$6.2000
3/16/2023	S	2	$6.5800
3/16/2023	S	28	$6.6700
3/16/2023	S	115	$6.6257
3/16/2023	S	22	$6.4600
3/16/2023	S	70	$6.6229
3/16/2023	S	44	$6.5609
3/16/2023	S	84	$6.6361
3/16/2023	S	102	$6.5860
3/16/2023	S	59	$6.1795
3/16/2023	S	50	$6.4400
3/17/2023	S	44	$6.6900
3/17/2023	S	38	$6.4600
3/17/2023	S	250	$6.5179
3/17/2023	S	5	$6.5000
3/17/2023	S	169	$6.4704
3/17/2023	S	51	$6.4900
3/17/2023	S	207	$6.4942
3/17/2023	S	102	$6.5084
3/17/2023	S	95	$6.6211
3/17/2023	S	42	$6.5000
3/17/2023	S	100	$6.5250
3/17/2023	S	48	$6.3200
3/17/2023	S	80	$6.4300
3/17/2023	S	238	$6.5037
3/17/2023	S	22	$6.5800
3/17/2023	S	211	$6.4638
3/17/2023	S	17	$6.4700
3/17/2023	S	109	$6.4622
3/17/2023	S	131	$6.4854
3/17/2023	S	4	$6.4900
3/17/2023	S	200	$6.5281
3/17/2023	S	168	$6.5743
3/17/2023	S	100	$6.5500
3/17/2023	S	325	$6.5690
3/17/2023	S	175	$6.4266
3/17/2023	S	48	$6.3600
3/17/2023	S	159	$6.4730
3/17/2023	S	267	$6.4633
3/17/2023	S	146	$6.4993
3/17/2023	S	71	$6.3700
3/17/2023	S	133	$6.4905
3/17/2023	S	46	$6.5230
3/17/2023	B	6461	$6.5800
3/20/2023	S	2	$6.3900